UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2008

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☐     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD. (Registrant)
Date December 2, 2008
By: /s/ Greg D. Smith Name: Greg D. Smith Title: Chief Financial Officer

MINEFINDERS CORPORATION LTD. TSX : MFL NYSE Alternext U.S. : MFN	Suite 2288-1177 West Hastings St. Vancouver, BC V6E 2K3 Tel. (604) 687-6263 Fax (604) 687-6267 www.minefinders.com

MINEFINDERS ANNOUNCES $40,020,000 BOUGHT DEAL

December 2, 2008 (MFL – TSX; MFN – NYSE Alternext) – Minefinders Corporation Ltd. (the “Company” or “Minefinders”) is pleased to announce that it has entered into an agreement with a syndicate of underwriters under which the underwriters have agreed to purchase 9,200,000 Units (the “Units”) from Minefinders for sale to the public at a price of C$4.35 per Unit, representing an aggregate issue of $40,020,000 (the “Offering”). Each Unit will consist of one Common Share of the Company (a “Common Share”) and one-half of one Common Share Purchase Warrant (a “Warrant”). Each whole Warrant will entitle the holder to purchase one Common Share of the Company, at a price of C$5.00 per Common Share, on or before December 31, 2011.

Minefinders has also granted the underwriters an over-allotment option, exercisable in whole or in part for a period of 30 days after Closing, to purchase up to an additional 1,380,000 Units at the Offering price per Unit.

The Offering will be led by Scotia Capital Inc. and BMO Capital Markets. The Offering is expected to close on or about December 11, 2008 and is subject to regulatory and stock exchange approvals.

The net proceeds of the Issue will be used to enhance working capital, reduce indebtedness and for general corporate purposes.

The Company has filed and received a receipt for a final base shelf prospectus (the ”Final Prospectus”) with the securities regulators in all provinces of Canada (except Quebec) and a registration statement relating to these securities has been filed with the United States Securities and Exchange Commission. Supplements to the Final Prospectus setting out the details of the Offering will also be filed with the securities commissions and delivered to all potential purchasers.

A copy of the Final Prospectus included in the U.S. Registration Statement can be obtained upon request by contacting Investor Relations at the contact information below. A copy of the Prospectus is available electronically at www.sedar.com.

The transactions contemplated above are subject to the approval of the TSX.

About Minefinders

Minefinders is a precious metals mining and exploration company and operates the multi-million ounce Dolores gold and silver mine in Mexico. The Company continues its exploration efforts on other prospective projects in Mexico to build a quality pipeline of precious metals projects for future growth.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking and other statements that are based on the estimates, projections and expectations of management and include expectations with respect to offerings of securities, use of proceeds, activities and development of the Dolores project, exploration efforts and other statements that are not based on historical fact are subject to various risks and uncertainties concerning the specific factors identified above and in the Company’s preliminary short form prospectus and periodic filings with the regulatory authorities in Canada and the United States. Such statements represent management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

Investor contact:

Mike Wills

Minefinders Corporation Ltd.

2288-1177 W. Hastings Street

Vancouver, B.C., Canada, V6E 2K3

(604) 687-6263

mike@minefinders.com

www.minefinders.com